Exhibit 99.1

BMC
BMC Industries, Inc.
One Meridian Crossings, Suite 850
Minneapolis, MN 55423
Website: www.bmcind.com
NEWS RELEASE

CONTACT:	INVESTOR RELATIONS	(NYSE: BMC)
	(952) 851-6000	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Releases Expectations For 2000

December 13, 2000 – Minneapolis, Minnesota, USA –  BMC Industries, Inc. commented today that, as a result of the well-publicized reduction in demand for personal computers and slower growth in television sales, total revenues in the Buckbee-Mears operating group for 2000 are expected to be flat with revenues in 1999.  Due to softness in the optical retail market, Vision-Ease total revenues for 2000 are expected to be flat as compared to revenues in 1999, although sales of premium products, including polycarbonate, are still expected to show significant growth.  In addition, revenues for the year continue to be negatively impacted by foreign currency translation.

Due to all of these factors, BMC expects to report consolidated revenues of approximately $80-85 million for the fourth quarter, slightly below the same period for the previous year.  Notwithstanding these revenue expectations, BMC expects to report diluted earnings per share in the range of $0.13 to $0.16 for the quarter and $0.51 to $0.54 for the fiscal year ending December 31, 2000.  This earnings forecast is somewhat below the $0.52 to $0.54 currently projected by investment analysts for the fiscal year 2000.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, which could cause actual results to differ materially from those projected.  These and other risks and uncertainties are detailed in the company’s Form 10-Q for the quarter ended September 30, 2000, the company’s Form 10-K for the year ended December 31, 1999 and in other company documents filed with the Securities and Exchange Commission.

BMC Industries, Inc., through its Vision-Ease Lens subsidiary, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses.  BMC also, through its Buckbee-Mears division, manufactures precision imaged products such as aperture masks and a variety of photo-etched metal and electroformed parts.  BMC is the only North American manufacturer of aperture masks, which are key components used in color television and computer monitor picture tubes.  BMC’s common stock is traded on the New York Stock Exchange under the symbol “BMC”.  For more information about BMC Industries, Inc., visit the Company’s web site: http://www.bmcind.com